UNITED STATES OF AMERICA

BEFORE THE SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

In the Matter of

NORTHEAST UTILITIES ("NU")					                      CERTIFICATE
WESTERN MASSACHUSETTS ELECTRIC COMPANY ("WMECO")	    PURSUANT TO
THE CONNECTICUT LIGHT AND POWER COMPANY ("CL&P")	    RULE 24

File No.  70-08875
(Public Utility Holding
Company Act of 1935)

Pursuant to the requirements of Rule 24(a) of the Commission's regulations under the Public Utility Holding Company Act of 1935, and with reference to the transaction proposed in Post-Effective Amendment No. 13 (Amendment No. 15) to the Application/Declaration on Form U-1 (the "Amendment") in File No. 70-08875, NU, CL&P and WMECO hereby report and certify as follows:

(i) On November 18, 1999, NU entered into a $350 million revolving credit facility pursuant to a Credit Agreement dated as of November 19, 1999 among Northeast Utilities, the Banks Named Therein, Union Bank of California, N.A. as Administrative Agent and Bank One, N.A., as Fronting Bank, a copy of which will be filed by amendment to this Certificate as soon as the EDGAR process can be completed.

(ii) On November 18, 1999 WMECO and CL&P entered into a $500 million revolving credit facility pursuant to a Credit Agreement dated as of November 19, 1999 among Northeast Utilities, The Banks Named Therein, Union Bank of California, N.A. as Administrative Agent and Bank One, N.A., as Fronting Bank, a copy of which will be filed by amendment to this Certificate as soon as the EDGAR process can be completed.

The transactions referenced above were carried out in accordance with the terms and conditions of and for the purposes represented by the Amendment and the order of the Commission issued on November 18, 1999 in this file.

Submitted with this Certificate is the "past tense" opinion of counsel.


November 29, 1999

NORTHEAST UTILITIES
WESTERN MASSACHUSETTS ELECTRIC COMPANY
PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE
HOLYOKE WATER POWER COMPANY
NORTH ATLANTIC ENERGY CORPORATION
NU ENTERPRISES, INC.
NORTHEAST GENERATION COMPANY
NORTHEAST GENERATION SERVICE COMPANY
SELECT ENERGY, INC.
MODE 1 COMMUNICATIONS, INC.


By: /s/David R. McHale
     David R. McHale
     Vice President and Treasurer


THE CONNECTICUT LIGHT AND POWER COMPANY

By:   /s/ Randy A. Shoop
      Randy A. Shoop
      Treasurer